Rachel V. Nass Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0423 Tel (213) 486-9034 Fax rvvn@capgroup.com thecapitalgroup.com

August 31, 2017

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Capital Group Emerging Markets Total Opportunities Fund (the “Fund”)

File Nos.: 333-176635/811-22605

Dear Mr. Cowan:

This letter is in response to the mark-up you provided on July 28, 2017 to the Fund’s Post-Effective Amendment No. 11 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 14 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Fund registered new classes of shares – Classes F-2, F-3 and R-6 – to be offered by the Fund. We appreciate your prompt response to the previous filing.

We have summarized your comments and provided our responses below. We have incorporated any changes to the Registration Statement in the filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on September 1, 2017.

I. Prospectus

A.	Cover page

  Update series and class identifiers on EDGAR.

Response: We have updated EDGAR to address this comment.

B.	Fees and expenses of the fund

  Please explain footnote 1 to the “Annual fund operating expenses” table - e.g., is there an expense component that is unique to the new class. Otherwise, expenses for new class should be based on actual fund expenses.

Response: Certain class-level operating expenses for the Fund’s new share classes must be estimated. For example, the Fund has a new transfer agent as of July 10, 2017 and transfer agency fees, which are included in the “Other expenses” line item, are not fixed and will differ for shares held by the Fund’s transfer agent and shares held by third parties. For the new share classes that are not yet offered to the public, the Fund must estimate the ratio of shares held by the Fund’s transfer agent relative to shares held by third parties in order to calculate expected transfer agency expenses. Since such transfer agency costs are requisite inputs into the “Other expenses” calculation, and since such costs for a new share class must be estimated, “Other expenses” for the current fiscal year are, by definition, also estimated. In addition, the administrative services fee is a new fee for the Fund and so is not reflected in the actual expenses.

  Briefly describe the expense reimbursement arrangement (i.e., how much will be waived).

Response: We have included a description of the expense reimbursement arrangement in the “Fund expenses” section of the prospectus and under the heading “Investment Advisory and Service Agreement” in the “Management of the Fund” section of the statement of additional information. These disclosures include that (i) expense reimbursements have been imposed to limit the fund’s expenses (excluding sub-transfer agency fees if applicable) to a certain percentage of average daily net assets and (ii) the amount of total expenses reimbursed by the investment adviser for the last three fiscal years, respectively. We do not believe that these additional disclosures are permitted to be included in the footnotes to the “Annual Fund Operating Expenses” table under the requirement in Instruction 3(e) to Item 3 of Form N-1A, which states in relevant part that the caption should “disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

C.	Principal investment strategies (Item 4)

  The item 9 disclosure states that the Fund invests 80% of assets in emerging market securities under normal market conditions. Please revise this disclosure consistent with that language.

Response: We have updated the disclosure to address this comment.

D.	Principal risks (Item 4)

  Please disclose risks associated with depositary receipts here in Item 4 and any additional detail in Item 9.

Response: We believe that the principal risks associated with depositary receipts are adequately covered in Item 4 and in Item 9 by our risk disclosure relating to equities generally, including our risks on “Market conditions” and “Issuer risks”. While we have provided additional detail on depositary receipts in the statement of additional information, we do not believe that this additional detail is appropriate for the prospectus given the instruction in Form N-1A is to summarize only the principal risks.

E.	Investment results

  Please identify the share class reflected in the bar chart. The disclosure below regarding the original share class refers only to the average annual total returns table.

Response: We have updated the disclosure to address this comment.

  As the fund has an October 31st fiscal year end, please include a footnote to the bar chart with year to date return information as of the most recent quarter.

Response: We have updated the disclosure to address this comment.

  Please identify share class on “Average annual total returns” table.

Response: We have updated the disclosure to address this comment.

  Please specify the share class name when discussing the original share class of the Fund.

Response: There is no share class name for the original share class of the Fund.

F.	Investment objective, strategies and risks (Item 9)

  The description of these strategies and risks are virtually identical to item 4 disclosure. The Item 9 disclosure should be a more fulsome disclosure of the strategies and risks, from which the item 4 summary is prepared. See IMGU 3014-08. Please revise consistent with requirements of Item 9.

Response: The Item 9 disclosure is a more fulsome disclosure of the strategies and risks than the Item 4 disclosure. For example, while the Item 4 disclosure more generally describes the asset classes in which the fund may invest (i.e., common stocks, other equity securities and bonds), the Item 9 disclosure provides additional detail on the types of bonds (including inflation-linked bonds) and other assets (such as forward currency contracts, loans and cash) and related risks to the extent applicable. As another example, the strategy disclosure in Item 9 includes additional information on volatility as it relates to the fund’s objective and markets for investment that expands on the general disclosure on these items in the Item 4 summary.

  Please define "assets" to be "net assets plus borrowings for investment purposes." unless assets is defined elsewhere that way.

Response: As disclosed in the statement of additional information, the Fund has adopted a fundamental policy not to borrow money, except as permitted by (i) the 1940 Act and the rules and regulations thereunder or (ii) exemptive or other relief or permission from the U.S. Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”). Notwithstanding the enumerated exceptions to this fundamental policy, borrowing money for investment purposes is not a strategy of the Fund. That being the case, we believe it is unnecessary — and, importantly, would likely result in shareholder confusion — to include the technical definition of “assets” under Rule 35d-1 in the prospectus disclosure for the Fund. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  If there are any particular countries, regions, industries or sectors that the Fund has significant exposure to, please disclose (and any associated risks).

Response: While the specific countries, regions, industries or sectors in which the Fund may invest changes over time, we believe that the principal risks are adequately captured by our risk factors on “Investing outside the United States” and “Investing in emerging markets.”

G.	Prior investment results of Capital Guardian Trust Company

  For clarity, please disclose that CGTC is the adviser to the Fund.

  Please revise the sentence describing the calculation of investment results for the composite. The composite must be shown net all of all fees and expenses (except custody). Also, what does "retroactively applied" mean?

  Please clarify if the composite is shown before taxes or after taxes. This disclosure is not clear. Also, were the composite accounts managed in different currency? If so, disclose what currency the accounts were managed in and explain that performance would have been different because of currency conversions.

  Please note that audit fees must be included. Please clarify that this is net of all fee and expenses (other than custody).

  Please change the caption for the composite returns from “Capital Group Emerging Markets Total Opportunities Composite” to “Prior Performance of Similarly Managed Accounts by CGTC."

Response to items 1-5 above: We deleted the entire section of the prospectus entitled “Prior investment results of Capital Guardian Trust Company” and so the comments to this section are no longer relevant.

H.	Purchase and sale of shares

  Add the two points of disclosure from the Capital Group letter, dated January 6, 2017, Re. Request for interpretive guidance regarding Section 22(d) of the 1940 Act (the “Capital Group letter”) in the Item 12 disclosure.

Response: We included the points of disclosure from the Capital Group letter in the narrative preceding the fee table and in the narrative preceding the expense example, as required by the Frequently Asked Questions on IM Guidance Update 2016-06 (the “FAQs”) and Instruction 1(e)(i) of Form N-1A. We do not think it’s necessary to include this disclosure in Item 12 as well given that the FAQs and Form N-1A only require inclusion in these sections of the summary prospectus.

  Please add the new disclosure required by Item 11(c)(7) and (8).

Response: We have updated the disclosure to address this comment.

I.	Share classes

  Please disclose that an investor transacting in F-2 and F-3 shares of the Fund may be required to pay a commission to a broker.

Response: Please see our response in section I.H.1 above.

J.	Financial Highlights

  Please indicate which existing share class is reflected in the Financial Highlights table.

Response: We have updated the disclosure to address this comment.

II. Statement of Additional Information (“SAI”)

A.	Certain Investment limitations and guidelines

  Please change “assets” to "net assets plus borrowings for investment purposes."

Response: Please see our response in section I.F.2 above.

B.	Fund policies

  You state that the percentage limitations in the fundamental policy regarding borrowing are considered at the time securities are purchased and thereafter. Do you mean at the time securities are borrowed?

Response: Yes. We have also updated the disclosure to address this comment.

  How are Government Sponsored Enterprises defined?

Response: We are not using this as a defined term as we believe the meaning is commonly understood and have revised the disclosure accordingly.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0423.

Sincerely,

/s/ Rachel V. Nass

Rachel V. Nass

Counsel